Exhibit 77(i)

                       Terms of New or Amended Securities

At an January 20, 2004, Special Telephonic Meeting, the Board of Trustees of ING Equity Trust approved the establishment of a new fund, the ING Principal Protection Fund X with Class A, B and C shares.

At a February 25, 2004, Board meeting the Board of Trustees of ING Equity Trust approved the establishment of a new fund, the ING Principal Protection Fund XI with Class A, B and C shares.

At an April 15, 2004 Special Telephonic Board Meeting, the Board of Trustees of ING Equity Trust approved the establishment of a class of shares for the ING Real Estate Fund and the ING Financial Services Fund, to be designated as "O Class" shares.

ING Funds Distributor, LLC ("IFD") has waived the distribution fee of 0.10% of the average daily net assets payable to IFD under the Distribution Plan for the Class A Shares of ING Tax Efficient Equity Fund (the "Fund"), a series of ING Equity Trust, attributable to Class A Shares of the Fund for the period from September 1, 2003 through May 31, 2004. IFD has agreed to continue to waive that fee for the period from June 1, 2004 through and including May 31, 2005.